UNITED STATES SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                    FORM 6-K


       REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934


                          Dated as of December 23, 2002


                               NETIA HOLDINGS S.A.
--------------------------------------------------------------------------------
                (Translation of registrant's name into English)



                                 UL. POLECZKI 13
                              02-822 WARSAW, POLAND
--------------------------------------------------------------------------------
                    (Address of principal executive office)



[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

                       Form 20-F |X|      Form 40-F |_|

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
1934.]  Yes |_|   No |X|

                               EXPLANATORY NOTE

Attached are the following items:

1. Press Release, dated December 18, 2002.

2. Press Release, dated December 19, 2002.

3. Press Release, dates December 19, 2002.

4. Press Release, dated December 23, 2002.


This current report on Form 6-K is hereby incorporated by reference into our Registration Statement on Form F-3 filed with the Securities and Exchange Commission on May 9, 2001 (File No. 333-13480).

FOR IMMEDIATE RELEASE
---------------------

                                       Contact:     Anna Kuchnio (IR)
                                                    +48-22-330-2061
                                                    Jolanta Ciesielska (Media)
                                                    +48-22-330-2407
                                                    Netia
                                                    - or -
                                                    Alexandra Jones
                                                    Taylor Rafferty, London
                                                    +44-(0)20-7936-0400
                                                    - or -
                                                    Jeff Zelkowitz
                                                    Taylor Rafferty, New York
                                                    212-889-4350


NETIA SETS PRICE FOR ISSUANCE OF SERIES H SHARES
------------------------------------------------

WARSAW, Poland - December 18, 2002 - Netia Holdings S.A. ("Netia") (WSE: NET), Poland's largest alternative provider of fixed-line telecommunications services (in terms of value of generated revenues), announced that its Management and Supervisory Boards today adopted the resolutions setting forth the terms of the offering of its series H shares. The offering price of series H shares was set at PLN 1.0826241 per share. The subscription for series H shares will open on December 20, 2002 at 8:00 a.m. CET and close on December 20, 2002 at 6:00 p.m. CET or immediately after subscription by all eligible parties.

The issuance of series H shares is one of the final steps in the implementation of the ongoing financial restructuring of Netia.

Some of the information contained in this news release contains forward-looking statements. Readers are cautioned that any such forward-looking statements are not guarantees of future performance and involve risks and uncertainties, and that actual results may differ materially from those in the forward-looking statements as a result of various factors. For a more detailed description of these risks and factors, please see Netia's filings with the Securities and Exchange Commission, including its Annual Report on Form 20-F filed with the Commission on March 28, 2002, its Current Report on Form 6-K filed with the Commission on April 3, 2002, its Current Reports on Forms 6-K filed with the Commission on May 6, 2002, its Current Report on Form 6-K filed with the Commission on May 7, 2002, its Current Report on Form 6-K filed with the Commission on May 20, 2002, its Current Report on Form 6-K filed with the Commission on May 24, 2002, its Current Report on Form 6-K filed with the Commission on June 28, 2002, its Current Report on Form 6-K filed with the Commission on July 2, 2002, its Current Report on Form 6-K filed with the

Commission on July 31, 2002, and its Current Report on Form 6-K filed with the Commission on August 2, 2002, its Current Reports on Form 6-K filed with the Commission on August 6, 2002, its Current Report on Form 6-K filed with the Commission on August 9, 2002, its Current Report on Form 6-K filed with the Commission on August 15, 2002 its Current Report on Form 6-K filed with the Commission on August 16, 2002, its Current Report on Form 6-K filed with the Commission on August 28, 2002, its Current Report on Form 6-K filed with the Commission on August 30, 2002, its Current Report on Form 6-K filed with the Commission on September 16, 2002, its Current Report on Form 6-K filed with the Commission on September 20, 2002, its Current Report on Form 6-K filed with the Commission on September 24, 2002, its Current Report on Form 6-K filed with the Commission on October 1, 2002, its Current Report on Form 6-K filed with the Commission on October 15, 2002, its Current Report on Form 6-K filed with the Commission on October 17, 2002, its Current Report on Form 6-K filed with the Commission on October 22, 2002, its Current Report on Form 6-K filed with the Commission on October 25, 2002, its Current Report on Form 6-K filed with the Commission on November 5, 200, its Current Report on Form 6-K filed with the Commission on November 5, 2002 Current Report on Form 6-K filed with the Commission on November 6, 2002, Current Report on Form 6-K filed with the Commission on November 18, 2002 , Current Report on Form 6-K filed with the Commission on November 21, 2002 and Current Reports on Form 6-K filed with the Commission on December 3, 2002. Netia undertakes no obligation to publicly update or revise any forward-looking statements.

                                      # # #

FOR IMMEDIATE RELEASE
---------------------

                                      Contact:   Anna Kuchnio (IR)
                                                 +48-22-330-2061
                                                 Jolanta Ciesielska (Media)
                                                 +48-22-330-2407
                                                 Netia
                                                 - or -
                                                 Alexandra Jones
                                                 Taylor Rafferty, London
                                                 +44-(0)20-7936-0400
                                                 - or -
                                                 Jeff Zelkowitz
                                                 Taylor Rafferty, New York
                                                 212-889-4350


NETIA HOLDINGS S.A. CALLS EXTRAORDINARY GENERAL MEETING OF
----------------------------------------------------------
SHAREHOLDERS FOR JANUARY 15, 2003
---------------------------------

WARSAW, Poland - December 19, 2002 - Netia Holdings S.A. ("Netia") (WSE: NET), Poland's largest alternative provider of fixed-line telecommunications services (in terms of value of generated revenues), today announced that it will hold an Extraordinary General Meeting of Shareholders on January 15, 2003 in Warsaw.

The proposed resolutions to be considered at this meeting concern, among other things, changes to Netia's Statutes, changes in the composition of Netia's supervisory board and establishment of certain security interests over certain assets of the Netia group companies in order to secure the obligations under the EUR 50 million Senior Secured Notes due 2008 to be issued by Netia Holdings B.V. in connection with the ongoing restructuring of Netia.

Some of the information contained in this news release contains forward-looking statements. Readers are cautioned that any such forward-looking statements are not guarantees of future performance and involve risks and uncertainties, and that actual results may differ materially from those in the forward-looking statements as a result of various factors. For a more detailed description of these risks and factors, please see Netia's filings with the Securities and Exchange Commission, including its Annual Report on Form 20-F filed with the Commission on March 28, 2002, its Current Report on Form 6-K filed with the Commission on April 3, 2002, its Current Reports on Forms 6-K filed with the Commission on May 6, 2002, its Current Report on Form 6-K filed with the Commission on May 7, 2002, its Current Report on Form 6-K filed with the Commission on May 20, 2002, its Current Report on Form 6-K filed with the Commission on May 24, 2002, its Current Report on Form 6-K filed with the Commission on June 28, 2002, its Current Report on Form 6-K filed with the Commission on July 2, 2002, its Current Report on Form 6-K filed with the Commission on July 31, 2002, and its Current Report on Form 6-K filed with the Commission on August 2, 2002, its Current Reports on Form 6-K filed with the Commission on August 6, 2002, its Current Report on Form 6-K filed with the Commission on August 9, 2002, its Current Report on Form 6-K filed with the Commission on August 15, 2002 its Current Report on Form 6-K filed with the Commission on August 16, 2002, its Current Report on Form 6-K filed with the Commission on August 28, 2002, its Current Report on Form 6-K filed with the Commission on August 30, 2002, its Current Report on Form 6-K filed with the Commission on September 16, 2002, its Current Report on Form 6-K filed with the Commission on September 20, 2002, its Current Report on Form 6-K filed with the Commission on September 24, 2002, its Current Report on Form 6-K filed with the

Commission on October 1, 2002, its Current Report on Form 6-K filed with the Commission on October 15, 2002, its Current Report on Form 6-K filed with the Commission on October 17, 2002, its Current Report on Form 6-K filed with the Commission on October 22, 2002, its Current Report on Form 6-K filed with the Commission on October 25, 2002, its Current Report on Form 6-K filed with the Commission on November 5, 200, its Current Report on Form 6-K filed with the Commission on November 5, 2002 Current Report on Form 6-K filed with the Commission on November 6, 2002, Current Report on Form 6-K filed with the Commission on November 18, 2002 , Current Report on Form 6-K filed with the Commission on November 21, 2002, Current Reports on Form 6-K filed with the Commission on December 3, 2002 and Current Reports on Form 6-K filed with the Commission on December 10, 2002. Netia undertakes no obligation to publicly update or revise any forward-looking statements.


                                      # # #

FOR IMMEDIATE RELEASE
---------------------

                                        Contact:    Anna Kuchnio (IR)
                                                    +48-22-330-2061
                                                    Jolanta Ciesielska (Media)
                                                    +48-22-330-2407
                                                    Netia
                                                    - or -
                                                    Alexandra Jones
                                                    Taylor Rafferty, London
                                                    +44-(0)20-7936-0400
                                                    - or -
                                                    Jeff Zelkowitz
                                                    Taylor Rafferty, New York
                                                    212-889-4350


NETIA POSTPONES SUBSCRIPTION FOR SERIES H SHARES
------------------------------------------------

WARSAW, Poland - December 19, 2002 - Netia Holdings S.A. ("Netia") (WSE: NET), Poland's largest alternative provider of fixed-line telecommunications services (in terms of value of generated revenues), announced that the subscription of series H shares originally scheduled to take place on December 20, 2002 was rescheduled for December 23, 2002. The subscription for series H shares will open on December 23, 2002 at 8:00 a.m. CET and close on December 23, 2002 at 6:00 p.m. CET or immediately after subscription by all eligible parties.

The subscription was postponed to enable Netia to complete the subscription on the same day as the issue of EUR 50 million Senior Secured Notes due 2008 to be issued by Netia Holdings B.V., in accordance with the terms of the Restructuring Agreement dated March 5, 2002 and the composition plans of Netia Holdings B.V., Netia Holdings II B.V. and Netia Holdings III B.V., Netia's Dutch subsidiaries.

The issuances of series H shares and new notes constitute some of the final steps in the implementation of the ongoing financial restructuring of Netia.

Some of the information contained in this news release contains forward-looking statements. Readers are cautioned that any such forward-looking statements are not guarantees of future performance and involve risks and uncertainties, and that actual results may differ materially from those in the forward-looking statements as a result of various factors. For a more detailed description of these risks and factors, please see Netia's filings with the Securities and Exchange Commission, including its Annual Report on Form 20-F filed with the Commission on March 28, 2002, its Current Report on Form 6-K filed with the Commission on April 3, 2002, its Current Reports on Forms 6-K filed with the Commission on May 6, 2002, its Current Report on Form 6-K filed with the Commission on May 7, 2002, its Current Report on Form 6-K filed with the Commission on May 20, 2002, its Current Report on Form 6-K filed with the Commission on May 24, 2002, its Current Report on Form 6-K filed with the Commission on June 28, 2002, its Current Report on Form 6-K filed with the Commission on July 2, 2002, its Current Report on Form 6-K filed with the Commission on July 31, 2002, and its Current Report on Form 6-K filed with the Commission on August 2, 2002, its Current Reports on Form 6-K filed with the Commission on August 6, 2002, its Current Report on Form 6-K filed with the Commission on August 9, 2002, its Current Report on Form 6-K filed with the Commission on August 15, 2002 its Current Report on Form 6-K filed with the Commission on August 16, 2002, its Current Report on Form 6-K filed with the Commission on August 28, 2002, its Current Report on Form 6-K filed with the

Commission on August 30, 2002, its Current Report on Form 6-K filed with the Commission on September 16, 2002, its Current Report on Form 6-K filed with the Commission on September 20, 2002, its Current Report on Form 6-K filed with the Commission on September 24, 2002, its Current Report on Form 6-K filed with the Commission on October 1, 2002, its Current Report on Form 6-K filed with the Commission on October 15, 2002, its Current Report on Form 6-K filed with the Commission on October 17, 2002, its Current Report on Form 6-K filed with the Commission on October 22, 2002, its Current Report on Form 6-K filed with the Commission on October 25, 2002, its Current Report on Form 6-K filed with the Commission on November 5, 200, its Current Report on Form 6-K filed with the Commission on November 5, 2002 Current Report on Form 6-K filed with the Commission on November 6, 2002, Current Report on Form 6-K filed with the Commission on November 18, 2002 , Current Report on Form 6-K filed with the Commission on November 21, 2002, Current Reports on Form 6-K filed with the Commission on December 3, 2002 and Current Reports on Form 6-K filed with the Commission on December 10, 2002. Netia undertakes no obligation to publicly update or revise any forward-looking statements.



                                      # # #

FOR IMMEDIATE RELEASE
---------------------
                                      Contact:    Anna Kuchnio (IR)
                                                  +48-22-330-2061
                                                  Jolanta Ciesielska (Media)
                                                  +48-22-330-2407
                                                  Netia
                                                  - or -
                                                  Alexandra Jones
                                                  Taylor Rafferty, London
                                                  +44-(0)20-7936-0400
                                                  - or -
                                                  Jeff Zelkowitz
                                                  Taylor Rafferty, New York
                                                  212-889-4350

NETIA CLOSES SUBSCRIPTION OF SERIES H SHARES;
---------------------------------------------
NETIA HOLDINGS B.V. ISSUES NEW NOTES
------------------------------------

WARSAW, Poland - December 23, 2002 - Netia Holdings S.A. ("Netia") (WSE: NET), Poland's largest alternative provider of fixed-line telecommunications services (in terms of value of generated revenues), today announced that the subscription for series H shares and issuance of EUR 50 million Senior Secured Notes due 2008 were successfully completed.

There were 312,626,040 series H shares allocated out of a total of 317,682,740 series H shares offered to Netia's creditors in accordance with the agreed terms of Netia's restructuring. The price of the series H shares was PLN 1.0826241 per share.

In addition, Netia Holdings B.V., Netia's Dutch subsidiary issued EUR 49,482,000 of its 10% Senior Secured Notes due 2008 in exchange for the existing notes of Netia Holdings B.V. and Netia Holdings II B.V. in accordance with the agreed terms of the restructuring and the composition plans for each of Netia's Dutch subsidiaries.

Wojciech Madalski, President and CEO of Netia, commented: "The issuance of series H shares and new notes constitute the most important final milestones in the implementation of the Restructuring Agreement reached with our creditors in March 2002. I am glad that we have concluded these phases of the restructuring successfully. Over 98% of entitled creditors took the opportunity to swap their liabilities into series H shares and will acquire the shares representing over 91% of Netia's share capital following this issuance. Currently the listing of series H shares on the Warsaw Stock Exchange is subject to the required registration by the court of the capital increase and an approval by the Warsaw Stock Exchange."

Some of the information contained in this news release contains forward-looking statements. Readers are cautioned that any such forward-looking statements are not guarantees of future performance and involve risks and uncertainties, and that actual results may differ materially from those in the forward-looking statements as a result of various factors. For a more detailed description of these risks and factors, please see Netia's filings with the Securities and Exchange Commission, including its Annual Report on Form 20-F filed with the Commission on March 28, 2002, its Current Report on Form 6-K filed with the Commission on April 3, 2002, its Current Reports on Forms 6-K filed with the Commission on May 6, 2002, its Current Report on Form 6-K filed with the Commission on May 7, 2002, its Current Report on Form 6-K filed with the Commission on May 20, 2002, its Current Report on Form 6-K filed with the Commission on May 24, 2002, its Current Report on Form 6-K filed with the Commission on June 28, 2002, its Current Report on Form 6-K filed with the Commission on July 2, 2002, its Current Report on Form 6-K filed with the Commission on July 31, 2002, and its Current Report on Form 6-K filed with the Commission on August 2, 2002, its Current Reports on Form 6-K filed with the Commission on August 6, 2002, its Current Report on Form 6-K filed with the Commission on August 9, 2002, its Current Report on Form 6-K filed with the Commission on August 15, 2002 its Current Report on Form 6-K filed with the

Commission on August 16, 2002, its Current Report on Form 6-K filed with the Commission on August 28, 2002, its Current Report on Form 6-K filed with the Commission on August 30, 2002, its Current Report on Form 6-K filed with the Commission on September 16, 2002, its Current Report on Form 6-K filed with the Commission on September 20, 2002, its Current Report on Form 6-K filed with the Commission on September 24, 2002, its Current Report on Form 6-K filed with the Commission on October 1, 2002, its Current Report on Form 6-K filed with the Commission on October 15, 2002, its Current Report on Form 6-K filed with the Commission on October 17, 2002, its Current Report on Form 6-K filed with the Commission on October 22, 2002, its Current Report on Form 6-K filed with the Commission on October 25, 2002, its Current Report on Form 6-K filed with the Commission on November 5, 200, its Current Report on Form 6-K filed with the Commission on November 5, 2002 Current Report on Form 6-K filed with the Commission on November 6, 2002, Current Report on Form 6-K filed with the Commission on November 18, 2002 , Current Report on Form 6-K filed with the Commission on November 21, 2002, Current Reports on Form 6-K filed with the Commission on December 3, 2002 and Current Reports on Form 6-K filed with the Commission on December 10, 2002. Netia undertakes no obligation to publicly update or revise any forward-looking statements.


                                      # # #

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                   Date:  December 23, 2002



                                   NETIA HOLDINGS S.A.

                                   By: /S/ WOJCIECH MADALSKI
                                       -----------------------------------------
                                   Name: Wojciech Madalski
                                   Title: President and Chief Executive Officer



                                   By: /S/ AVRAHAM HOCHMAN
                                       -----------------------------------------
                                   Name:  Avraham Hochman
                                   Title: Chief Financial Officer
                                          Vice President, Finance